COMMENTS RECEIVED ON NOVEMBER 14, 2014

FROM EDWARD BARTZ

FIDELITY OXFORD STREET TRUST II (File No. 811-22893)

Fidelity Commodity Strategy Central Fund

AMENDMENT NO. 3

1. "Fund Summary" (Part A of the Registration Statement)

"Portfolio Manager(s)"

"Bobe Simon (senior portfolio manager) has managed the fund since October 2009.

Lou Bottari (portfolio manager) and Patrick Waddell (portfolio manager) have managed the fund since October 2009.

Eric Matteson (portfolio manager) has managed the fund since September 2010."

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R: We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

2. "Fund Summary" (Part A of the Registration Statement)

"Purchase and Sale of Shares"

"Shares are offered only to other Fidelity funds. Shares are not offered to the public."

"Additional Information about the Purchase and Sale of Shares" (Part A of the Registration Statement)

"Frequent Purchases and Redemptions"

"Because the fund is primarily offered for investment only to certain other Fidelity funds, the potential for excessive or short-term disruptive purchases and sales is reduced. Accordingly, the Board of Trustees has not adopted policies and procedures designed to discourage excessive trading of fund shares and the fund accommodates frequent trading."

"Additional Information about the Purchase and Sale of Shares" (Part A of the Registration Statement)

"Buying Shares"

"Shares are offered only to certain other Fidelity funds. Shares of the fund are issued solely in private placement transactions that do not involve any "public offering" within the meaning of Section 4(a)(2) of the Securities Act of 1933 (1933 Act). Investments in the fund may be made only by a limited number of institutional investors, including certain other Fidelity funds and certain other "accredited investors" within the meaning of Regulation D under the 1933 Act. This registration statement does not constitute an offer to sell, or the solicitation of an offer to buy, any shares of the fund."

C: The Staff believes that the disclosure regarding to whom shares of the fund are offered should be standardized.

R: The eligibility disclosure in the sections entitled, "Fund Summary - Purchase and Sale of Shares" and "Additional Information about the Purchase and Sale of Shares - Buying Shares," differs slightly from the disclosure included in the section entitled, "Additional Information about the Purchase and Sale of Shares - Frequent Purchases and Redemptions," because of the different purposes of the disclosure. The disclosure in the first two sections noted in the previous sentence is intended to describe with specificity who is eligible to purchase shares of the fund. The disclosure in the last sentence is intended to describe the risks that frequent purchases and redemptions of fund shares by shareholders may present for other shareholders of the fund, as required by Form N-1A, Item 11(e). We include the word "primarily" in this section because this same disclosure is also used by other Fidelity mutual funds with different eligibility standards than the fund (i.e., shares of those funds may not be offered exclusively to other Fidelity funds). Notwithstanding the inclusion of "primarily" in this section, we believe that the disclosure in all three sections noted in the Staff's comment meets the respective requirements of Form N-1A.

Fidelity Oxford Street Trust II (File No. 811-22893), Amendment No. 3

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3. "Investment Policies and Limitations" (Part B of the Registration Statement)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. In addition, the Staff requests that we disclose that when the fund is a protection buyer in a default credit swap, it will segregate assets equal to the total amount of required premium payments plus prepayment penalties.

R: We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. In addition, we confirm that, if the fund is a protection buyer in a credit default swap, it would expect at this time to segregate assets at least equal to the total amount of required premium payments, plus any prepayment penalties. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

4. "Trustees and Officers" (Part B of the Registration Statement)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

Fidelity Oxford Street Trust II (File No. 811-22893), Amendment No. 3

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R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Funds' Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.